Exhibit 21.1

List of Subsidiaries

Subsidiary	State of Incorporation or Organization
The Yuma Companies, Inc.	Delaware
Yuma Exploration and Production Company, Inc.	Delaware
Texas Southeastern Gas Marketing Company	Texas
Yuma Petroleum Company	Delaware
Pyramid Oil LLC	California
Pyramid Delaware Merger Subsidiary, Inc.	Delaware
Yuma Delaware Merger Subsidiary, Inc.	Delaware
Yuma Merger Subsidiary, Inc.	Delaware